May 8, 2025

Paul Baik
Manager of Musicow Asset US, LLC
Musicow US Vol. 1 LLC
345 N Maple Drive, Suite 210
Beverly Hills, California 90210

       Re: Musicow US Vol. 1 LLC
           Amendment No.1 to Form 1-A
           Filed April 23, 2025
           File No. 024-12581
Dear Paul Baik:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 3, 2025 letter.

Amendment No.1 to Form 1-A
Series Distribution Policy, page 20

1. We acknowledge your response and revisions to prior comment 8. We note your disclosure that the Company will not deploy any capital management strategies related to any Income Interests it has received in respect of its Royalty Rights but which have not yet been distributed to holders of Royalty Shares. However, we also note your disclosure on page 23 that you may deploy capital management strategies related to any Income Interests it has received in respect of its Royalty Rights but which have not yet been distributed to holders of Royalty Shares. Please revise to reconcile the inconsistency or advise.
 May 8, 2025
Page 2

Exclusive Forum Provision, page 98

2. We acknowledge your response and revisions to prior comment 13. We note that the
      scope of the Operating Agreement   s exclusive forum provision applies to
Securities
      Act claims, please also revise your offering circular to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
       Please contact Kellie Kim at 202-551-3129 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or David Link at 202-551-3356
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Svetlana Rovenskaya